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Filed Pursuant to Rule 424(b)(5)
Registration No. 333-113415

The information contained in this prospectus supplement is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus supplement is not an offer to sell these securities, and it is not an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 14, 2004

PROSPECTUS SUPPLEMENT
(To Prospectus Dated March 17, 2004)

$

Westar Energy, Inc.

First Mortgage Bonds,    % Series Due 2014

        The First Mortgage Bonds,    % Series Due 2014, which we refer to as new bonds, will bear interest at the rate of    % per year. We will pay interest on the new bonds on January 1 and July 1 of each year, beginning on January 1, 2005. The new bonds will mature on July 1, 2014. The new bonds will be secured equally with all other bonds outstanding or hereafter issued under our mortgage. We may redeem some or all of the new bonds at any time at the redemption prices discussed under the caption "Description of New Bonds—Optional Redemption."

        Investing in our new bonds involves risks. See "Risk Factors" beginning on page 4 of the accompanying prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

	Per New Bond	Total
Public Offering Price	%	$
Underwriting Discount	%	$
Proceeds to Westar Energy, Inc. (before expenses)%		$

        Interest on the new bonds will accrue from June    , 2004.

        The underwriters expect to deliver the new bonds only in book-entry form through the facilities of the Depository Trust Company on or about June    , 2004.

Joint Book-Running Managers

Citigroup	Credit Suisse First Boston	JPMorgan

Co-Managers

Barclays Capital
Deutsche Bank Securities
Lehman Brothers
Wachovia Securities
Wedbush Morgan Securities Inc.

June    , 2004

        You should rely only on the information contained in this document or to which we have referred you herein. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

i

PROSPECTUS SUPPLEMENT SUMMARY

        This summary highlights selected information from this prospectus supplement and the accompanying prospectus and may not contain all of the information that may be important to you. For a more complete understanding of this offering, we encourage you to read this entire document and the documents we refer you to. You should read the following summary together with the more detailed information and financial statements and the notes to those statements appearing elsewhere in this prospectus supplement and the accompanying prospectus. You should also review "Risk Factors" beginning on page 4 of the accompanying prospectus to determine whether an investment in our new bonds is appropriate for you. Unless the context otherwise requires, all references in this prospectus supplement to "the company," "we," "us," "our" or similar words are to Westar Energy, Inc., together with its consolidated subsidiaries. The term "Westar Energy" refers to Westar Energy, Inc. alone and not together with its consolidated subsidiaries.

Our Company

        Westar Energy, a Kansas corporation incorporated in 1924, is the largest electric utility in Kansas. We, together with our wholly owned subsidiary, Kansas Gas and Electric Company (KGE), provide electric generation, transmission and distribution services to approximately 647,000 customers in Kansas. Westar Energy provides these services in central and northeastern Kansas, including the Topeka, Lawrence, Manhattan, Salina and Hutchinson metropolitan areas. KGE provides these services in south-central and southeastern Kansas, including the Wichita metropolitan area. Both Westar Energy and KGE conduct business using the name Westar Energy. We own 5,904 MW of generation capacity. Based on MMBtus, our 2003 actual fuel mix was 81% coal, 14% nuclear and 5% natural gas, oil or diesel fuel. We own approximately 6,100 miles of transmission lines, approximately 25,200 miles of overhead distribution lines and approximately 3,200 miles of underground distribution lines.

        KGE owns a 47% interest in the Wolf Creek Generating Station (Wolf Creek), a nuclear power plant located near Burlington, Kansas, and a 47% interest in Wolf Creek Nuclear Operating Corporation (WCNOC), the operating company for Wolf Creek.

        Westar Industries, Inc. (Westar Industries), our wholly owned subsidiary, owned an 87% interest in Protection One, Inc. (Protection One), a former subsidiary that provides monitored security services in the United States, and our investment in Protection One Europe, a company that provides monitored security services in Europe. We sold our interest in Protection One on February 17, 2004, and we sold our interest in Protection One Europe on June 30, 2003. Westar Industries continues to own other non-material investments.

        In 2003, we generated $1.5 billion in revenues and $84.0 million in earnings, and, in the three months ended March 31, 2004, we generated $340.3 million in revenues and $15.4 million in earnings. At March 31, 2004, we had $5.3 billion in total assets.

Our Strategy

        Beginning in 2003, our focus has been the reduction of debt, primarily through the disposition of non-utility and non-core assets. These goals have largely been achieved. In 2003, we reduced our debt by $965.7 million primarily through use of the proceeds from the sale of our stock in ONEOK, Inc. (ONEOK), a diversified energy company, and through the retirement of $135.0 million of debt that was economically defeased in 2002. With the closing of the sale of our interest in Protection One on February 17, 2004, we received proceeds of $122.2 million, which were also used to reduce debt. On March 31, 2004 and April 2, 2004, we completed an equity offering that yielded net proceeds of approximately $240.6 million, the proceeds of which were used to redeem $127.0 million of 9 3/4% Senior Notes due 2007 at 109.75% and $26.9 million of 6.8% Senior Notes due 2018 at 100%, plus accrued and unpaid interest in each case. The remaining proceeds from the equity offering will be used for further debt reduction and for general corporate purposes.

        As we have now returned to our roots as a pure-play Kansas electric utility, our strategic goals are to continue to:

  •
  Improve our customer service;

  •
  Reduce our business, financial and operational risk profile;

  •
  Maintain open communication and cooperation with all constituencies; and

  •
  Strive to achieve solid investment grade ratings.

Our Electric Utility Operations

        The following summary highlights certain aspects of our electric utility operations. For a more detailed discussion of our electric utility operations, we encourage you to read the documents we refer you to in this prospectus supplement and the accompanying prospectus.

General

        Westar Energy supplies electric energy at retail to approximately 347,000 customers in northeastern Kansas, including the communities of Topeka, Lawrence, Manhattan, Salina and Hutchinson. KGE supplies electric energy at retail to approximately 300,000 customers in south-central and southeastern Kansas, including the city of Wichita. We classify our retail customers as residential, commercial and industrial as defined in our tariffs. We also supply electric energy at wholesale to the electric distribution systems of 55 Kansas cities and four rural electric cooperatives. We have contracts for the sale, purchase or exchange of wholesale electricity with other utilities. In addition, our energy marketing operations purchase and sell wholesale electricity in areas outside our historical service territory.

Generation Capacity

        We have nearly 6,000 megawatts (MW) of generating capacity, of which 2,596 MW, including Wolf Creek, is owned by KGE. Our aggregate 2003 peak system net load of 4,655 MW occurred on August 21, 2003. This is also our all-time peak system net load. Our net generating capacity combined with firm capacity purchases and sales provided a capacity margin of approximately 18% above peak system net load. We do not anticipate needing additional generating capacity through at least 2006. The following table provides additional information on our generating units.

Electric Utility Facilities

						Unit Capacity (MW) By Owner
Name	Location	Unit No.		Year Installed	Principal Fuel	Westar Energy	KGE	Total Company
Abilene Energy Center:	Abilene, Kansas
Combustion Turbine		1		1973	Gas	71.0	—	71.0
Gordon Evans Energy Center:	Colwich, Kansas
Steam Turbines		1		1961	Gas—Oil	—	147.0	147.0
		2		1967	Gas—Oil	—	383.0	383.0
Combustion Turbines		1		2000	Gas—Oil	75.0	—	75.0
		2		2000	Gas—Oil	77.0	—	77.0
		3		2001	Gas—Oil	151.0	—	151.0
Diesel Generator		1		1969	Diesel	—	3.0	3.0
Hutchinson Energy Center:	Hutchinson, Kansas
Steam Turbines		1		1950	Gas	17.0	—	17.0
		2		1950	Gas	18.0	—	18.0
		3		1951	Gas	28.0	—	28.0
		4		1965	Gas	175.0	—	175.0
Combustion Turbines		1		1974	Gas	54.0	—	54.0
		2		1974	Gas	54.0	—	54.0
		3		1974	Gas	54.0	—	54.0
		4		1975	Diesel	77.0	—	77.0
Diesel Generator		1		1983	Diesel	3.0	—	3.0
Jeffrey Energy Center (84%)	St. Marys, Kansas
Steam Turbines		1	(a)	1978	Coal	471.0	147.0	618.0
		2	(a)	1980	Coal	470.0	147.0	617.0
		3	(a)	1983	Coal	475.0	149.0	624.0
Wind Turbines		1	(a)	1999	—	0.5	0.1	0.6
		2	(a)	1999	—	0.5	0.1	0.6
LaCygne Station (50%):	LaCygne, Kansas
Steam Turbines		1	(a)	1973	Coal	—	344.0	344.0
		2	(b)	1977	Coal	—	337.0	337.0
Lawrence Energy Center:	Lawrence, Kansas
Steam Turbines		3		1954	Coal	57.0	—	57.0
		4		1960	Coal	122.0	—	122.0
		5		1971	Coal	388.0	—	388.0
Murray Hill Energy Center:	Wichita, Kansas
Steam Turbines		1		1952	Gas—Oil	—	42.0	42.0
		2		1954	Gas—Oil	—	69.0	69.0
		3		1956	Gas—Oil	—	104.0	104.0
		4		1959	Gas—Oil	—	107.0	107.0
Neosho Energy Center:	Parsons, Kansas
Steam Turbine		3		1954	Gas—Oil	—	69.0	69.0
State Line (40%):	Joplin, Missouri
Combined Cycle		2-1	(a)	2001	Gas	66.0	—	66.0
		2-2	(a)	2001	Gas	64.0	—	64.0
		2-3	(a)	2001	Gas	72.0	—	72.0
Tecumseh Energy Center:	Tecumseh, Kansas
Steam Turbines		7		1957	Coal	85.0	—	85.0
		8		1962	Coal	143.0	—	143.0
Combustion Turbines		1		1972	Gas	20.0	—	20.0
		2		1972	Gas	20.0	—	20.0
Wolf Creek Generating Station (47%)	Burlington, Kansas
Nuclear		1	(a)	1985	Uranium	—	548.0	548.0

Total						3,308.0	2,596.2	5,904.2

(a)
We jointly own Jeffrey Energy Center (84%), LaCygne 1 generating unit (50%), Wolf Creek Generating Station (47%) and State Line (40%). Total unit capacity amounts reflect Westar Energy's ownership only.

(b)
In 1987, we entered into a sale-leaseback transaction involving our 50% interest in the LaCygne 2 generating unit.

        We own approximately 6,100 miles of transmission lines, approximately 25,200 miles of overhead distribution lines and approximately 3,200 miles of underground distribution lines.

        Substantially all of our utility properties are encumbered by first priority mortgages pursuant to which bonds have been issued and are outstanding.

        The generating capacity for all of our electric utility facilities by fuel type is summarized below.

Fuel Type	Capacity (MW)	Percent of Total Capacity
Coal	3,335	56.5
Nuclear	548	9.3
Natural gas or oil	1,937	32.8
Diesel fuel	83	1.4
Wind	1

Total	5,904	100.0

Fuel Mix

        Based on MMBtus, our 2003 actual fuel mix was 81% coal, 14% nuclear and 5% natural gas, oil or diesel fuel. We expect that our fuel mix in 2004 will have a higher percentage of nuclear usage since 2004 is not a refueling year at Wolf Creek. Our fuel mix fluctuates with the operation of Wolf Creek, fluctuations in fuel costs, plant availability, customer demand and the cost and availability of wholesale market power.

Wolf Creek

        Wolf Creek is a 1,166 MW nuclear power plant located near Burlington, Kansas. Wolf Creek began operation in 1985. KGE owns a 47% interest in Wolf Creek, or 548 MW, which represents 9.3% of our total generating capacity. Kansas City Power & Light Company also owns a 47% interest in Wolf Creek and a 6% interest is owned by a group of Kansas electric cooperatives. Wolf Creek is operated by WCNOC, a corporation owned by the co-owners of Wolf Creek. The co-owners pay the operating costs of WCNOC equal to their percentage ownership in Wolf Creek. WCNOC has approximately 1,000 employees.

        Over the last three years, Wolf Creek contributed an average of 16% of our annual megawatt hours (MWh) generated while operating at an average capacity factor of approximately 92%. Wolf Creek has the lowest fuel cost per MWh generated of any of our generating units. An extended or unscheduled shutdown of Wolf Creek could have a substantial adverse effect on our business, financial condition and consolidated results of operations because of higher replacement power and other costs and reduced amounts of power to sell at wholesale.

Regulation and Rates

        As a Kansas electric utility, we are subject to the jurisdiction of the Kansas Corporation Commission (KCC), which has general regulatory authority over our rates, extensions and abandonments of service and facilities, valuation of property, the classification of accounts, the issuance of some securities and various other matters. We are also subject to the jurisdiction of the Federal Energy Regulatory Commission, which has authority over wholesale sales of electricity, the transmission of electric power and the issuance of some securities. We are subject to the jurisdiction of the Nuclear Regulatory Commission for nuclear plant operations and safety. We are exempt as a public utility holding company pursuant to the Public Utility Holding Company Act of 1935 from all provisions of that Act, except Section 9(a)(2), which relates to the acquisition of the securities of other utilities.

        We will file a rate case with the KCC by May 1, 2005, based on a test year consisting of the 12 months ending December 31, 2004. Prior to May 1, 2005, we will not make a filing to increase our Kansas jurisdictional electric rates. Certain other parties have agreed not to file a rate complaint or motion for us to show cause why our rates should not be reduced.

Significant Business Developments

KCC Orders and Debt Reduction Plan

        On February 6, 2003, we filed a debt reduction plan (the Debt Reduction Plan) with the KCC in response to the KCC's order that would have required us to reduce debt to $1.67 billion by August 1, 2003. The Debt Reduction Plan calls for the sale of our non-utility assets, including our interests in Protection One and Protection One Europe and our minority equity interest in ONEOK. As part of the Debt Reduction Plan, we reduced our quarterly dividend on our common stock 37% to $0.19 per share beginning with the dividend paid April 1, 2003.

        On July 21, 2003, we entered into a Stipulation and Agreement (Stipulation) with the KCC staff and other intervenors in the docket considering the Debt Reduction Plan. The KCC issued an order approving the Stipulation on July 25, 2003. The principal terms of the Stipulation are as follows:

  •
  We will fully implement the Debt Reduction Plan by December 31, 2004, unless prevented by events beyond our control, in which case the KCC may extend the deadline for implementation upon a proper showing by us.

  •
  We will reduce our debt to a level consistent with investment grade bond ratings and have a capital structure comprised of at least 40% common equity by December 31, 2004. This commitment replaces the requirement imposed in the previous KCC order that we reduce utility debt to $1.67 billion by August 1, 2003.

  •
  We will file a rate case, which may or may not include a request for a change in rates, by May 1, 2005, based on a test year consisting of the 12 months ending December 31, 2004.

  •
  We will pay to our Kansas jurisdictional customers rebates of $10.5 million on May 1, 2005 and $10.0 million on January 1, 2006.

  •
  We will also pay a rebate to customers for any amounts we may recover from David C. Wittig, our former president, chief executive officer and chairman, and Douglas T. Lake, our former executive vice president, chief strategic officer and member of the board, for compensation totaling approximately $2.3 million paid to them that was included in our electric rates during calendar years 1998 through 2002, net of costs we incur to recover the funds.

  •
  Westar Industries will transfer to Westar Energy all of its stock in ONEOK and all of its cash in excess of $2.0 million within 30 days of the date of the order.

        In 2003, we reduced our debt by $965.7 million primarily through use of the proceeds from the sale of our ONEOK stock and through the retirement of $135.0 million of debt that was economically defeased in 2002. With the closing of the sale of our interest in Protection One on February 17, 2004, we received proceeds of $122.2 million, which were also used to reduce debt. On March 31, 2004 and April 2, 2004, we completed an equity offering for net proceeds of $240.6 million.

Sale of ONEOK Stock Investment

        We sold our ONEOK stock investment in multiple transactions in February, August and November 2003 for total proceeds of $801.8 million, net of transaction costs. We recorded a pre-tax gain of $99.3 million. We used the net proceeds for repayment of our outstanding debt.

Credit Facility

        On March 12, 2004, Westar Energy entered into a new senior secured revolving credit facility. The new credit facility replaced a $150.0 million revolving credit facility we entered into in 2002. The new credit facility is available until March 12, 2007 and allows us revolving borrowings up to a maximum of $300.0 million which includes letters of credit up to a maximum aggregate amount of $50.0 million. The credit facility is secured by first mortgage bonds issued by KGE. Upon achievement by Westar Energy of investment grade ratings for its unsecured debt from the major rating agencies, the first mortgage bonds will be released. The credit facility contains certain financial covenants and contains certain other covenants, including limitations on liens, investments, fundamental changes in the business, certain restricted payments, capital expenditures and transactions with affiliates. Certain of these limitations will be removed or modified upon achievement by Westar Energy of higher investment grade ratings for its unsecured debt from the major rating agencies. The proceeds from the new credit facility will be used for the retirement and redemption of debt and for general corporate purposes.

Common Stock Issuance

        On March 31, 2004, we sold, through an underwritten public offering, 10.5 million shares of our common stock at $20.65 per share for net cash proceeds of $209.2 million. On April 2, 2004 we sold 1.6 million additional shares at the same price for net cash proceeds of $31.4 million as a result of the underwriters exercising their over-allotment option.

Refinancing and Redemption of Long-Term Debt

        In February 2004, we repaid, with internally generated cash and a portion of the proceeds received from the sale of our interest in Protection One, the remaining balance of $114.1 million under our $585.0 million term loan that would have been due in 2005.

        On April 16, 2004, we redeemed the entire $100.0 million issue of Western Resources Capital I 7 7/8% Cumulative Quarterly Income Preferred Securities, Series A, at par.

        On April 30, 2004, we redeemed $127.0 million of the principal amount of our 9 3/4% senior notes otherwise due in 2007. The principal, premium and accrued interest of $145.5 million was paid on April 30, 2004 using proceeds from our equity offering.

        On May 7, 2004, we redeemed approximately $26.9 million principal amount of our 6.8% senior notes due 2018 at par. The principal and accrued interest was paid with proceeds from our equity offering.

        On June 10, 2004, we issued new Pollution Control Refunding Revenue Bonds to refinance $58.3 million of Westar Energy's 6% Pollution Control Bonds due 2033, and KGE issued new Pollution Control Refunding Revenue Bonds to refinance $327.5 million of its 7% Pollution Control Bonds due 2031.

        Our next scheduled debt maturity is the 6 7/8% senior notes due August 2004. We purchased approximately $7.7 million face amount of these notes in the open market during the three months ended March 31, 2004. The outstanding balance of the remaining notes was $176.8 million at March 31, 2004.

The Offering

Issuer	Westar Energy, Inc.
New Bonds Offered	$ First Mortgage Bonds, % Series Due 2014
Maturity Date	July 1, 2014
Interest Payment Dates	January 1 and July 1, beginning on January 1, 2005
Ranking
The new bonds will be our secured obligations, equal in right of payment to all other bonds currently outstanding or hereafter issued under our mortgage. The mortgage under which we will issue the new bonds prohibits us from incurring other debt senior or equal to the new bonds unless certain tests are met. The new bonds will be subordinate to the debt of our subsidiaries with respect to the assets of our subsidiaries. As of March 31, 2004, after giving effect to this offering and related transactions, we would have had total indebtedness on our consolidated balance sheet of approximately $ billion. Approximately $550.0 million would have been senior with respect to the assets of our subsidiaries because our subsidiaries are the obligors under such indebtedness. See "Capitalization" in this prospectus supplement.
Issuance of Additional Bonds
We may, without the consent of the holders of the new bonds, issue additional bonds ranking equally with the bonds of other series then outstanding, including the new bonds, having dates, maturities, interest rates, redemption prices and other terms as our board of directors may determine only if certain conditions in the mortgage are satisfied. See "Description of New Bond—Issuance of Additional Bonds" in this prospectus supplement and "Description of First Mortgage Bonds—Issuance of Additional Bonds" in the accompanying prospectus. As of March 31, 2004, $370.5 million principal amount of additional first mortgage bonds could be issued under the most restrictive provisions of the mortgage, taking into account the issuance of first mortgage bonds in connection with the issuance of Pollution Control Refunding Revenue Bonds on June 10, 2004.
Optional Redemption
We may redeem some or all of the new bonds at any time at the greater of the principal and interest on the new bonds or a "make whole" redemption price as described under "Description of New Bonds—Optional Redemption."

Security
The new bonds will be secured equally and ratably with all other first mortgage bonds now outstanding or hereafter issued under the mortgage by a lien on substantially all of our fixed property and franchises, including certain after-acquired property, subject to certain exceptions.
Use of Proceeds
As further described in "Use of Proceeds," we will use the net proceeds from the new bond offering to provide for the repayment of approximately $225.0 million of our bonds outstanding under the mortgage and for general corporate purposes. See "Use of Proceeds."
Trustee	BNY Midwest Trust Company
Risk Factors
See "Risk Factors" beginning on page 4 of the accompanying prospectus and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before investing in the new bonds.

USE OF PROCEEDS

        The net proceeds from the sale of our new bonds, after deducting underwriting discounts and commissions and estimated fees and expenses, will be approximately $                        million. We intend to use the net proceeds from this offering to repay approximately $125.0 million of our 8.50% bonds due 2022 and $100.0 million of our 7.65% bonds due 2023, both of which are outstanding under our mortgage and for general corporate purposes.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and consolidated capitalization and certain other information as of March 31, 2004 (i) on an actual basis, (ii) on a pro forma basis to reflect our redemption of $100.0 million of Western Resources Capital I 7 7/8% Cumulative Quarterly Income Preferred Securities, Series A, $127.0 million of our 9 3/4% senior notes due 2007 and $26.9 million of our 6.8% senior notes due 2018 and our issuance of an additional 1,575,000 shares of our common stock on April 2, 2004, and (iii) on a pro forma as adjusted basis to give effect to these transactions and the issuance of $                   principal amount of the new bonds in this offering and the application of approximately $225.0 million from this offering to the repayment of outstanding first mortgage bonds as described under "Use of Proceeds." This table should be read in conjunction with the financial statements and notes thereto incorporated by reference in the accompanying prospectus.

	As of March 31, 2004
	Actual	Pro Forma	Pro Forma As Adjusted
	(In Thousands)
Cash and cash equivalents	$355,270	$113,369	$—

Current maturities of long-term debt	336,427	182,576
Current maturities of long-term debt, affiliate	103,093	—
Long-term debt, net	1,696,826	1,696,826
Short-term debt	—	—

Total Debt	$2,136,346	$1,879,402	$—

Total Shareholders' Equity	$1,255,541	$1,286,926	$—

Total Capitalization	$3,391,887	$3,166,328	$—

SELECTED CONSOLIDATED FINANCIAL DATA

        We are providing the following selected historical financial information to assist you in analyzing an investment in our new bonds. We derived the financial information presented below as of and for each of the years in the periods ended December 31, 2001, 2002 and 2003 from our audited consolidated financial statements and as of and for the three months ended March 31, 2003 and 2004 from our unaudited consolidated financial statements.

        The financial information below should be read in conjunction with the historical consolidated financial statements and related notes contained in the reports filed by us with the Securities and Exchange Commission which we have incorporated by reference into this prospectus supplement and the accompanying prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2003	2002	2001	2004	2003
	(In Thousands)
Income Statement Data:
Sales	$1,461,143	$1,423,151	$1,308,536	$340,263	$345,434
Income from continuing operations before accounting change and preferred dividends	162,915	88,816	59,333	8,791	20,102
Earnings (loss) available for common stock	84,042	(793,400)	(21,771)	15,437	123,697
	As of December 31,			As of March 31,
	2003	2002	2001	2004	2003
	(In Thousands)
Balance Sheet Data:
Total assets	$5,734,505	$6,740,325	$7,712,764	$5,341,320	$6,860,662
Long-term debt and shares subject to mandatory redemption	2,259,879	3,225,556	2,915,153	2,136,346	3,144,280

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

        The table below sets forth our consolidated ratios of earnings to fixed charges for the periods indicated.

Year Ended December 31,					Three Months Ended March 31,
2003	2002	2001	2000	1999	2004	2003
1.54	1.26	1.17	1.55	1.26	1.14	1.25

        Earnings consist of earnings from continuing operations, fixed charges and distributed income of equity investees. Fixed charges consist of all interest on indebtedness, amortization of debt discount and expense and the portion of rental expense that represents an interest factor. Earnings from continuing operations consists of income from continuing operations before income taxes, cumulative effects of accounting changes and preferred dividends adjusted for undistributed earnings from equity investees.

DESCRIPTION OF NEW BONDS

        In this description, the terms "Westar Energy," "we," "our," "ours" and "us" refer solely to Westar Energy, Inc. and not to any of our subsidiaries.

General

        We are offering $                  aggregate principal amount of our First Mortgage Bonds,             % Series Due 2014 which will mature on July 1, 2014. Subject to the terms of the mortgage relating to the issuance of additional bonds, we may, without the consent of the holders of the new bonds, create and issue additional bonds with the same terms as the new bonds so that the additional bonds will form a single series with the new bonds, and we also may issue bonds of other series under the mortgage. We will pay interest on the new bonds on January 1 of each year to holders of record on the preceding December 15, and on July 1 of each year to holders of record on the preceding June 15. The first interest payment date is January 1, 2005. Interest will accrue from June    , 2004, and will accrue on the basis of a 360-day year consisting of 12 months of 30 days. If interest or principal is payable on a Saturday, Sunday or other day when banks are not open for business in the place of payment, we will make payment on the next business day, and no interest will accrue as a result of the delay of payment.

        Subject to certain exceptions provided in the mortgage, interest is payable at either the office of the trustee and paying agent, BNY Midwest Trust Company, in Chicago, Illinois, to the persons in whose names the new bonds are registered on the record date for the payment of interest or, at our option, may be paid by checks mailed to such persons at their registered addresses. Principal of the new bonds is payable at the offices of either the trustee or the paying agent.

        The new bonds will be issued only in the form of registered bonds without coupons in denominations of $1,000 and multiples thereof. The new bonds will be exchangeable for other bonds in equal aggregate principal amounts without charge to the holders except for any applicable tax or governmental charge.

        There will be no improvement, maintenance and/or sinking fund for the new bonds.

        We maintain routine banking relationships with the trustee.

Form

        The new bonds will only be issued in book-entry form, which means that the new bonds will be represented by one or more permanent global certificates registered in the name of The Depository Trust Company, New York, New York.

Optional Redemption

        At any time, and from time to time, we may redeem all or any portion of the new bonds, after giving the required notice under the mortgage at a redemption price equal to the greater of:

          (a)   100% of the principal amount of the new bonds to be redeemed, or

          (b)   the sum of the present values of the remaining scheduled payments of principal amount of the new bonds to be redeemed and interest thereon (exclusive of interest to the redemption date) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus                         basis points,

plus, in either case, accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

        Any notice to holders of new bonds of such a redemption shall state, among other things, the redemption price and date. No such redemptions may be conditional once notice of redemption is given.

        The "Treasury Rate" will be determined on the third business day preceding the redemption date and means, with respect to any redemption date:

        (1)   the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release published by the Board of Governors of the

Federal Reserve System designated as "Statistical Release H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from those yields on a straight-line basis, rounding to the nearest month), or

        (2)   if such release (or any successor release) is not published during the week preceding the calculation date or does not contain those yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

        "Comparable Treasury Issue" means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term, referred to as the Remaining Life, of the new bonds that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the new bonds.

        "Comparable Treasury Price" means (1) the average of three Reference Treasury Dealer Quotations for that redemption date, or (2) if the Independent Investment Banker is unable to obtain three Reference Treasury Dealer Quotations, the average of all quotations obtained.

        "Independent Investment Banker" means an independent investment banking or commercial banking institution of national standing appointed by us.

        "Reference Treasury Dealer" means (1) any independent investment banking or commercial banking institution of national standing appointed by us and any of its successors, provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in The City of New York, referred to as a Primary Treasury Dealer, we shall substitute therefor another Primary Treasury Dealer, and (2) any other Primary Treasury Dealer selected by the Independent Investment Banker and approved in writing by us.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and ask prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 3:30 p.m., New York City time, on the third business day preceding the redemption date.

Issuance of Additional Bonds

        We may, without the consent of the holders of the new bonds, issue additional bonds ranking equally with the bonds of other series then outstanding, including the new bonds, having dates, maturities, interest rates, redemption prices and other terms as our board of directors may determine only if certain conditions in the mortgage are satisfied. See "Description of First Mortgage Bonds—Issuance of Additional Bonds" in the accompanying prospectus.

        As of March 31, 2004, $370.5 million principal amount of additional first mortgage bonds could be issued under the most restrictive provisions of the mortgage, taking into account the issuance of first mortgage bonds in connection with the issuance of Pollution Control Refunding Revenue Bonds on June 10, 2004.

Substitution of the New Bonds

        We or any successor entity will have the right to substitute mortgage bonds or other similar secured instruments for the new bonds, provided that (i) such substitute mortgage bonds or other similar secured instruments have terms that are (x) identical to those of the new bonds as to principal amount then outstanding and the then current interest rate, maturity date, interest payment dates and optional redemption and (y) otherwise substantially similar to those of the new bonds and carry ratings equal to or better than the then current ratings of the new bonds, (ii) we deliver to the trustee an opinion of counsel that such substitution will not result in the recognition of capital gain or loss for U.S. federal income tax purposes to the holders of the new bonds and (iii) we deliver certain other certificates and documents, as required by the supplemental indenture to the mortgage related to the new bonds to the Trustee. We expect that substitution of the new bonds will generally occur, if at all, within the context of an internal reorganization or the creation of a new mortgage indenture.

Amendment of the Mortgage

        Following the issuance of the new bonds, we intend to amend certain provisions of the mortgage. In addition to exercising the amendment rights which we have previously reserved and which are described in the accompanying prospectus under "Description of First Mortgage Bonds—Modification of the Mortgage," we intend to make certain additional amendments. We have reserved the right, without the consent of holders of the new bonds, to:

  •
  Amend the mortgage to allow us or any successor entity to issue substitute bonds (or similar instruments) for any outstanding bonds (other than the new bonds, for which a substitution may be effected only as described above under "—Substitution of the New Bonds"), provided that such substitute bonds (or similar instruments) carry ratings equal to or better than the then current ratings of the bonds which are being replaced and that certain other conditions are satisfied. The mortgage and deed of trust under which any such substitute bonds (or similar instruments) may be issued may contain terms and conditions different from the mortgage;

  •
  Eliminate as an event of default the failure to discharge or stay within 30 days a final judgment against us for the payment of money in excess of $100,000;

  •
  Eliminate the net earnings test in connection with certain acquisitions of property;

  •
  Add nuclear fuel to the definition of property additions; and

  •
  Make certain amendments to modernize and clarify the terms of the mortgage. These amendments will not adversely affect the rights of holders of the new bonds and may include the following provisions, among others: (i) simplification of the trustee provisions, (ii) the addition of a governing law clause, (iii) the addition of defeasance provisions for future issuances of bonds, (iv) elimination of maintenance and improvement fund requirements for future issuances of bonds (which requirements will instead be added to specific series of bonds), (v) simplification of the release provisions for obsolete property, de minimis property releases and substitution of property and unfunded property, (vi) the ability to issue global or uncertificated securities, (vii) clarification of our ability to issue variable rate bonds under the mortgage and (viii) amendment of the definitions of excepted property and permitted liens.

Additional information

        See "Description of First Mortgage Bonds" in the accompanying prospectus for additional important information about the new bonds. That information includes:

  •
  additional information about the terms of the new bonds;

  •
  general information about the mortgage and the trustee;

  •
  information about our ability to issue additional bonds under the mortgage;

  •
  information regarding the ranking of the new bonds and the properties subject to the lien of the mortgage; and

  •
  a description of events of default under the mortgage.

UNDERWRITING

        Citigroup Global Markets Inc., Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of new bonds set forth opposite the underwriter's name.

Underwriter	Principal Amount of New Bonds
Citigroup Global Markets Inc.	$
Credit Suisse First Boston LLC	$
J.P. Morgan Securities Inc.	$
Barclays Capital Inc.	$
Deutsche Bank Securities Inc.	$
Lehman Brothers Inc.	$
Wachovia Capital Markets, LLC	$
Wedbush Morgan Securities Inc.	$

Total	$

        The underwriting agreement provides that the obligations of the underwriters to purchase the new bonds included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the new bonds if they purchase any of the new bonds.

        The underwriters propose to offer the new bonds directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the new bonds to dealers at the public offering price less a concession not to exceed            % of the principal amount of the new bonds. The underwriters may allow, and dealers may reallow, a concession not to exceed            % of the principal amount of the new bonds on sales to other dealers. After the initial offering of the bonds to the public, the representatives may change the public offering price and concessions.

        The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the new bonds):

Paid by Westar Energy
Per note		%

        In connection with the offering, the joint book-running managers, on behalf of the underwriters, may purchase and sell the new bonds in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of new bonds in excess of the principal amount of new bonds to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchase of the new bonds in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of new bonds made for the purpose of preventing or retarding a decline in the market price of new bonds while the offering is in progress.

        The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives, on behalf of the underwriters, repurchase new bonds originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of the new bonds. They may also cause the price of the new bonds to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market. If the underwriters commence any of these transactions, they may discontinue them at any time.

        We estimate that the total expenses for this offering will be $                  .

        The underwriters and their affiliates have performed commercial and investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

        A prospectus supplement in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of new bonds to underwriters for sale to their online brokerage account holders. The representatives will allocate new bonds to underwriters that may make Internet distributions on the same basis as other allocations. In addition, new bonds may be sold by the underwriters to securities dealers who resell new bonds to online brokerage account holders.

        J.P. Morgan Securities Inc. ("JPMorgan") will make the new bonds available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by MarketAxess Corporation, an Internet-based communications technology provider. MarketAxess Corporation is providing the system as a conduit for communications between JPMorgan and its customers and is not a party to any transactions. MarketAxess Corporation, a registered broker-dealer, will receive compensation from JPMorgan based on transactions JPMorgan conducts through the system. JPMorgan will make the new bonds available to its customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

        Certain matters will be passed upon for the Company by Larry D. Irick, Vice President, General Counsel and Corporate Secretary of Westar Energy and by Davis Polk & Wardwell of Menlo Park, California. Mr. Irick is a Westar Energy stockholder and holder of restricted share units. Certain matters will be passed upon for the underwriters by Milbank, Tweed, Hadley & McCloy LLP of New York, New York.

Prospectus

WESTAR ENERGY, INC.
$400,000,000 Debt Securities
$500,000,000 First Mortgage Bonds
14,000,000 Shares Common Stock ($5.00 par value)

        We may offer and issue debt securities, first mortgage bonds and shares of our common stock from time to time in one or more offerings. This prospectus describes the general terms of these securities and the general manner in which we will offer them. We will provide the specific terms of these securities in supplements to this prospectus. The prospectus supplements will also describe the specific manner in which we will offer these securities and may also supplement, update or amend information contained in this document. You should read this prospectus and the applicable prospectus supplement before you invest.

        We may offer these securities in amounts, at prices and on terms determined at the time of offering. We may sell the securities directly to you, through agents we select, or through underwriters and dealers we select. If we use agents, underwriters or dealers to sell these securities, we will name them and describe their compensation in a prospectus supplement.

        Our common stock is listed on the New York Stock Exchange under the symbol "WR". We have not yet determined whether the other securities that may be offered by this prospectus will be listed on any exchange, inter-dealer quotation system or over-the-counter market. If we decide to seek the listing of any such securities upon issuance, the prospectus supplement relating to those securities will disclose the exchange, quotation system or market on which the securities will be listed.

        Investing in our securities involves risk. See Risk Factors beginning on page 4 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Date of this Prospectus is March 17, 2004

        You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

i

Prospectus Summary

        This summary highlights information contained elsewhere in this prospectus and may not contain all of the information that may be important to you. For a more complete understanding of this offering, we encourage you to read this entire document and the documents we refer you to. You should read the following summary together with the more detailed information and financial statements and the notes to those statements appearing elsewhere in this prospectus. Unless the context otherwise requires, all references in this prospectus to "the company," "we," "us," "our" or similar words are to Westar Energy, Inc., not Westar Energy, Inc. together with its subsidiaries.

The Company

        Westar Energy, Inc., a Kansas corporation incorporated in 1924, is the largest electric utility in Kansas. We, together with our wholly owned subsidiary, Kansas Gas and Electric Company (KGE), provide electric generation, transmission and distribution services to approximately 644,000 customers in Kansas. Westar Energy provides these services in northeastern Kansas, including the Topeka, Lawrence, Manhattan, Salina and Hutchinson metropolitan areas. KGE provides these services in south-central and southeastern Kansas, including the Wichita metropolitan area. Both Westar Energy and KGE conduct business using the name Westar Energy.

        KGE owns a 47% interest in the Wolf Creek Generating Station (Wolf Creek), a nuclear power plant located near Burlington, Kansas, and a 47% interest in Wolf Creek Nuclear Operating Corporation (WCNOC), the operating company for Wolf Creek.

        Westar Industries, Inc. (Westar Industries), our wholly owned subsidiary, owned an 87% interest in Protection One, Inc. (Protection One), a publicly traded company that provides monitored security services, and our investment in Protection One Europe. We sold our interest in Protection One on February 17, 2004, and we sold our interest in Protection One Europe on June 30, 2003. In 2003, we classified our interests in monitored security businesses as discontinued operations. Westar Industries owns other non-material investments.

        Our principal executive offices are located at 818 South Kansas Avenue, Topeka, Kansas 66612. Our telephone number is (785) 575-6300. Our website address is www.wr.com. Information contained in our website is not part of this prospectus.

Disclosure About Forward-Looking Statements

        Certain matters discussed in this prospectus or incorporated by reference into this prospectus are "forward-looking statements." The Private Securities Litigation Reform Act of 1995 has established that these statements qualify for safe harbors from liability. Forward-looking statements may include words like we "believe," "anticipate," "target," "expect," "pro forma," "estimate," "intend" and words of similar meaning. Forward-looking statements describe our future plans, objectives, expectations or goals. Such statements address future events and conditions concerning:

  •
  capital expenditures,

  •
  earnings,

  •
  liquidity and capital resources,

  •
  litigation,

  •
  accounting matters,

  •
  possible corporate restructurings, acquisitions and dispositions,

  •
  the sale of assets and the issuance of equity proposed in our Debt Reduction and Restructuring Plan approved by the Kansas Corporation Commission on July 25, 2003,

  •
  a possible new revolving credit facility,

  •
  compliance with debt and other restrictive covenants,

  •
  interest rates and dividends,

  •
  environmental matters,

  •
  nuclear operations, and

  •
  the overall economy of our service area.

        What happens in each case could vary materially from what we expect because of such things as:

  •
  electric utility deregulation or re-regulation,

  •
  regulated and competitive markets,

  •
  ongoing municipal, state and federal activities,

  •
  economic and capital market conditions,

  •
  changes in accounting requirements and other accounting matters,

  •
  changing weather,

  •
  rates, cost recoveries and other regulatory matters,

  •
  the impact of changes and downturns in the energy industry and the market for trading wholesale electricity,

  •
  the impact of changes in "Hours of Service" legislation that was enacted in January 2004 on the number of hours during which employees may operate equipment,

  •
  the impact of the outcome of the notice of violation received on January 22, 2004 from the Environmental Protection Agency and other environmental matters,

  •
  the outcome of the investigation being conducted by the Federal Energy Regulatory Commission regarding power trades with Cleco Corporation and its affiliates and other energy marketing and transmission transactions,

  •
  political, legislative, judicial and regulatory developments,

  •
  the impact of the purported shareholder and employee class action lawsuits filed against us,

  •
  the impact of our potential liability to David C. Wittig and Douglas T. Lake for unpaid compensation and benefits and the impact of claims they have made against us related to the termination of their employment and the publication of the report of the special committee of the board of directors,

  •
  the impact of changes in interest rates,

  •
  changes in, and the discount rate assumptions used for, pension and other post-retirement and post-employment benefit liability calculations, as well as actual and assumed investment returns on pension plan assets,

  •
  the impact of changing interest rates and other assumptions on our decommissioning liability for Wolf Creek,

  •
  transmission reliability rules,

  •
  Kansas Corporation Commission utility service reliability rules,

  •
  changes in the expected tax benefits and contingent payments resulting from the loss on the sale of our monitored services business,

  •
  homeland security considerations,

  •
  coal, natural gas and oil prices, and

  •
  other circumstances affecting anticipated operations, sales and costs.

        These lists are not all-inclusive because it is not possible to predict all factors. All forward-looking statements are qualified by the risks described in the documents incorporated by reference into this prospectus and any supplement to this prospectus. In addition, investors should consider the other information contained in or incorporated by reference into this prospectus and any prospectus supplement. Any forward-looking statement speaks only as of the date such statement was made, and we are not obligated to update any forward-looking statement to reflect events or circumstances after the date on which such statement was made except as required by applicable laws or regulations.

Risk Factors

        You should carefully consider the risks described below, in the applicable prospectus supplement and in the documents incorporated by reference into this prospectus, before investing in our securities. The risks and uncertainties described below are not the only ones we face. Like other companies in our industry, our consolidated financial results will be impacted by weather, the economy of our service territory and the performance of our customers. Our common stock price and creditworthiness will be affected by national and international macroeconomic trends, general market conditions and the expectations of the investment community, all of which are largely beyond our control. In addition, the following statements highlight risk factors that may affect our consolidated financial condition and results of operations. These are not intended to be an exhaustive discussion of all such risks, and the statements below must be read together with factors discussed elsewhere in this document, in the applicable prospectus supplement, in the documents incorporated by reference into this prospectus.

Our Revenues Depend Upon Rates Determined by the Kansas Corporation Commission

        The Kansas Corporation Commission (KCC) regulates many aspects of our business and operations, including the retail rates that we may charge customers for electric service. Our retail rates are set by the KCC using a cost-of-service approach that takes into account our historical operating expenses, our fixed obligations and recovery of our capital investments, including potentially stranded obligations. Using this approach, the KCC sets rates at a level calculated to recover such costs, adjusted to reflect known and measurable changes, and a permitted return on investment. Other parties to a rate case or the KCC staff may contend that our current rates, or rates proposed in a rate case, are excessive. In July 2003, we entered into a Stipulation that requires us to file a rate case, which may or may not include a request for a change in rates, by May 1, 2005 and to pay customer rebates of $10.5 million on May 1, 2005 and $10.0 million on January 1, 2006. We agreed to the Stipulation and the required rebates to resolve matters related to the approval of our Debt Reduction Plan in a KCC proceeding, including assertions by some parties in the proceeding that our rates are excessive. The rates permitted by the KCC in the rate case will determine our revenues for the succeeding periods and may have a material impact on our consolidated earnings, cash flows and financial position, as well as our ability to maintain our common stock dividend at current levels or to increase our dividend in the future. We are unable to predict the outcome of the rate case.

Some of Our Costs May not be Fully Recovered in Retail Rates

        Our rates, once established by the KCC, remain fixed until changed in a subsequent rate case. We may at any time elect to file a rate case to request a change in our rates or intervening parties may request that the KCC review our rates for possible adjustment, subject to any limitations that may have been ordered by the KCC. Earnings could be reduced to the extent that our operating costs increase more than our revenues during the period between rate cases, which may occur because of maintenance and repair of plants, fuel and purchased power expenses, employee or labor costs, inflation or other factors.

Equipment Failures and Other External Factors Can Adversely Affect Our Results

        The generation and transmission of electricity requires the use of expensive and complicated equipment. While we have a maintenance program in place, generating plants are subject to unplanned outages because of equipment failure. In these events, we must acquire power from others at unpredictable cost in order to supply our customers and perform our contractual agreements. This can increase our costs materially and prevent us from selling excess power at wholesale, thus reducing our profits. In addition, decisions or mistakes by other utilities may adversely affect our ability to use transmission lines to deliver or import power, thus subjecting us to unexpected expenses or to the cost and uncertainty of public policy initiatives. These factors, as well as weather, interest rates, economic conditions, fuel prices and price volatility, are largely beyond our control, but may have a material adverse effect on our consolidated earnings, cash flows and financial position.

Non-Investment Grade Credit Ratings May Increase Our Borrowing Costs

        We are highly leveraged. At December 31, 2003, we had outstanding senior indebtedness of approximately $2.3 billion, consisting primarily of $1.4 billion of first mortgage bonds and debt secured by first mortgage bonds and $869.5 million of unsecured debt, including capital leases. First mortgage bonds are secured by a lien on substantially all of our utility property. A substantial portion of our senior debt is rated "less than investment grade" by the major rating services, which makes our cost of borrowing higher than it is for better rated companies. We have agreed with the KCC that we will reduce the proportion of our capital structure represented by debt from the December 31, 2003 level such that common equity becomes no less than 40% of our capitalization by December 31, 2004, but this may not cause the rating agencies to give us an "investment grade" rating. There can be no assurance that our ratings will be raised before we are required to refinance certain of our indebtedness that matures during the next few years.

We May Have a Material Financial Exposure Under the Clean Air Act and Other Environmental Regulations

        On January 22, 2004, the United States Environmental Protection Agency (EPA) notified us that certain projects completed at Jeffrey Energy Center violated pre-construction permitting requirements under the Clean Air Act. This notification was delivered as part of an investigation by the EPA regarding maintenance activities that have been conducted since 1980 at the three coal-fired plants that we operate. If this matter is not resolved with the EPA, it may be referred to the United States Department of Justice to consider whether to pursue an enforcement action. The remedy for a violation could include fines and penalties and an order to install new emission control systems, the cost of which could be material.

        Our activities are subject to stringent environmental regulation by federal, state, and local governmental authorities. These regulations generally involve effluents into the water, emissions into the air, the use of water, and hazardous substance and waste handling, remediation and disposal, among others. Congress also may consider legislation and the EPA may propose new regulations or change existing regulations that could require us to further restrict or reduce certain emissions at our plants. Legislation, proposed regulations or changes in regulations, if adopted, could impose additional costs on the operation of our power plants. Although we generally recover such costs through our rates, there can be no assurance that we would be able to recover all or any increased costs relating to compliance with environmental regulations from our customers or that our business, consolidated financial condition or results of operations would not be materially and adversely affected. We have made and will continue to make capital and other expenditures to comply with environmental laws and regulations. There can be no assurance that such expenditures will not have a material adverse effect on our business, consolidated financial condition or results of operations.

Competitive Pressures from Electric Industry Deregulation Could Adversely Affect Our Revenues and Reported Earnings

        Neither the Kansas Legislature nor the KCC has taken action in the recent past to establish retail competition in our service territory. We currently apply the accounting principles of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71), to our regulated business and at December 31, 2003 had recorded $397.0 million of regulatory assets, net of regulatory liabilities. In the event that we determined that we could no longer apply the principles of SFAS No. 71, either as a result of the establishment of retail competition in Kansas or an expectation that permitted rates would not allow us to recover these costs, we would be required to record a charge against income in the amount of the remaining unamortized net regulatory assets.

We Face Financial Risks From Our Nuclear Facility

        Risks of substantial liability arise from the ownership and operation of nuclear facilities, including, among others, structural problems at a nuclear facility, the storage, handling and disposal of radioactive materials, limitations on the amounts and types of insurance coverages commercially available and uncertainties with respect to the technological aspects of nuclear decommissioning at the end of their useful lives and anticipated increases in the cost of nuclear decommissioning and costs or measures associated with public safety. In the event of an extended or unscheduled outage at Wolf Creek, we would be required to purchase power in the open market to replace the power normally produced at Wolf Creek and we would have less power available for sale by us in the wholesale markets. Such purchases would subject us to the risk of increased energy prices and, depending on the length of the outage and the level of market prices, could adversely affect our cash flow. If we were not permitted by the KCC to recover these costs, such events could have an adverse impact on our consolidated financial condition.

We May Face Liability In Ongoing Lawsuits and Investigations

        We and certain of our former and present directors and officers are defendants in civil litigation alleging violations of the securities laws. In addition, we continue to cooperate in investigations by a federal grand jury, the SEC and the United States Department of Justice into events at our company during the years prior to 2003. Our former president, chief executive officer and chairman and our former executive vice president and chief strategic officer have asserted significant claims against us in connection with the termination of their employment and the publication of the report of the special committee of our board. Finally, the Federal Energy Regulatory Commission (FERC) is investigating certain activities regarding our energy trading activities and our compliance with the FERC standards of conduct. An adverse result in any of these matters could result in damages, fines or penalties in amounts that could be material and adversely affect our consolidated results and financial condition.

Use of Proceeds

        Unless otherwise indicated in a prospectus supplement, the net proceeds from the sale of the securities will be used for general corporate purposes, primarily to fund our operations, to acquire capital equipment and repay debt. Subject to market conditions, we intend to issue $100 million to $250 million of equity as promptly as practicable upon the effectiveness of this registration statement as part of our debt reduction plan. We intend to use the proceeds of any such equity issuance to retire outstanding long-term debt, which may include up to $127 million aggregate principal amount of our 9 3/4% Senior Notes due 2007, and for general corporate purposes.

Ratio Of Earnings To Fixed Charges

        The table below sets forth our ratios of earnings to fixed charges for the periods indicated.

For the Fiscal Years Ended
December 31, 2003	December 31, 2002	December 31, 2001	December 31, 2000	December 31, 1999
1.54	1.26	1.17	1.54	1.26

Earnings consist of earnings from continuing operations, fixed charges and distributed income of equity investees. Fixed charges consist of all interest on indebtedness, amortization of debt discount and expense and the portion of rental expense that represents an interest factor. Earnings from continuing operations consists of income from continuing operations before income taxes, cumulative effects of accounting changes and preferred dividends adjusted for undistributed earnings from equity investees.

Dividend Policy

        Holders of our common stock are entitled to dividends when and as declared by our board of directors. However, prior to the payment of common dividends, dividends must first be paid to the holders of preferred stock based on the fixed dividend rate for each series, and our obligations with respect to mandatorily redeemable preferred securities issued by an affiliated trust must be met.

        Quarterly dividends on common stock and preferred stock normally are paid on or about the first business day of January, April, July and October to shareholders of record as of or about the ninth day of the preceding month. Our board of directors reviews our common stock dividend policy from time to time. Among the factors the board of directors considers in determining our dividend policy are earnings, cash flows, capitalization ratios, regulation, including the KCC's order requiring us to reduce our outstanding debt, competition and financial loan covenants. On February 9, 2004, we declared a first-quarter 2004 dividend of $0.19 per share. We established our dividend at this level in the first quarter of 2003.

        On March 4, 2004, our board of directors announced its current intention to begin restoring our dividend to a level consistent with comparable regulated electric utilities following achievement of the Debt Reduction Plan. Subject to a review of our financial results and dividend policy at the time, the board currently anticipates that it will increase the quarterly dividends payable in January 2005.

        Our Restated Articles of Incorporation, as amended (the Articles), restrict the payment of dividends or the making of other distributions on our common stock while any preferred shares remain outstanding unless certain capitalization ratios and other conditions are met. See "Description of Capital Stock".

Description of Capital Stock

        Our authorized capital stock under the Articles consists of: 150,000,000 shares of common stock, $5.00 par value, 6,000,000 shares of preferred stock, no par value, 600,000 shares of preferred stock, $100.00 par value, and 4,000,000 shares of preference stock, no par value. The following description is a brief summary of certain provisions relating to our capital stock contained in the Articles and does not purport to be complete. This description is qualified in its entirety by reference to the Articles.

Common Stock

        Our authorized common stock consists of 150,000,000 shares, $5.00 par value, of which 73,289,873 shares were issued outstanding as of February 23, 2004. The issued and outstanding shares of common stock are, and any shares of common stock issued will be, fully paid and non-assessable. Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. As of February 23, 2004, there were 31,721 holders of record of our common stock. The Articles do not provide for preemptive or other subscription rights of the holders of common stock. We are the transfer agent and registrar for our common stock.

        The provisions of the Articles contain restrictions on the payment of dividends or the making of other distributions on our common stock while any preferred shares remain outstanding unless certain capitalization ratios and other conditions are met. If the ratio of the capital represented by our preference stock and common stock (together, Subordinated Stock) (including premiums on capital stock) and our surplus accounts, to our total capital and our surplus accounts at the end of the second month immediately preceding the date of the proposed payment of dividends, adjusted to reflect the proposed payment (Capitalization Ratio), will be less than 20%, then the payment of the dividends on Subordinated Stock shall not exceed 50% of net income available for dividends for the 12-month period ending with and including the second calendar month immediately preceding the date of the proposed payment. If the Capitalization Ratio is 20% or more but less than 25%, then the payment of dividends on the Subordinated Stock, including the proposed payment, then the payments shall not exceed 75% of its net income available for dividends for such 12-month period. The Capitalization Ratio is calculated using our unconsolidated balance sheets. Except to the extent permitted above, no payment or other distribution may be made that would reduce the Capitalization Ratio to less than 25%. At March 5, 2004, our Capitalization Ratio exceeded 25%.

Preferred Stock

        We are authorized to issue 6,600,000 shares of preferred stock, which may be issued from time to time in one or more series, each such series to have such distinctive designation or title as may be fixed by our board of directors prior to the issuance of any shares thereof. Each series may differ from each other series already outstanding as may be declared from time to time by our board of directors in the following respects: (i) the rate of dividend; (ii) the amount per share, if any, which the preferred stock shall be entitled to receive upon the redemption of such shares, our liquidation, the distribution or sale of assets or our dissolution or winding up; (iii) terms and conditions of conversion, if any; and (iv) terms of sinking fund, redemption or purchase account, if any. As of February 23, 2004, we had three series of $100.00 par value preferred stock outstanding, the 4 1/2% Series (121,613 shares outstanding), the 4 1/4% Series (54,970 shares outstanding) and the 5% Series (37,780 shares outstanding), and no shares of no par value preferred stock were outstanding. Dividends on the preferred stock are cumulative and payable quarterly. Each series of preferred stock is redeemable at any time, in whole or in part, at the redemption price for the such series, plus accrued and unpaid dividends.

        The preferred stock has special voting rights which are triggered when dividends on the stock are in default in an amount equal to four or more quarterly dividends, whether or not consecutive. If dividends are not paid for four or more dividend periods on all series of preferred stock then outstanding, the holders of the preferred stock are entitled to elect the smallest number of directors necessary to constitute a majority of the full board of directors until such unpaid dividends shall be paid.

        We may not, without the consent of the holders of at least two-thirds of the preferred stock then outstanding, voting as a class, (i) define or specify preferences, qualifications, limitations or other rights for authorized but unissued shares of preferred stock superior to those of outstanding shares of such stock (except for differences described in items (i) through (iv) in the first paragraph under the caption "Preferred Stock") or amend, alter, change or repeal any of the express terms or provisions of the then outstanding preferred stock in a manner substantially prejudicial to the holders thereof, or (ii) issue or sell any preferred stock or any class of stock ranking prior to or on a parity with the preferred stock other than in exchange for or for the purpose of effecting the retirement of not less than a like number of shares of preferred stock or shares of stock ranking prior to or on a parity therewith or securities convertible into not less than a like number of such shares unless (a) aggregate capital applicable to common stock and preference stock plus surplus equals the involuntary liquidation preference of all preferred stock and any such other stock ranking prior thereto or on a parity therewith and (b) our net earnings (as defined in the Articles) for a period of 12 consecutive calendar months within the 15 calendar months preceding the date of issuance, available for the payment of dividends, shall be at least two times the annual dividend requirements on the preferred stock and on any such other stock ranking prior thereto or on a parity therewith after giving effect to the proposed issuance, and the net earnings (as defined in the Articles), for the same period, available for payment of interest shall be at least one and one-half times the sum of annual interest requirements and dividend requirements on preferred stock and such other stock ranking prior thereto or on a parity therewith after giving effect to the proposed issuance.

        The Articles also provide that without the consent of the holders of at least a majority of the preferred stock then outstanding, voting as a class, or if more than one-third shall vote negatively, we shall not: (i) merge or consolidate with or into any other corporation; (ii) sell, lease or exchange all or substantially all of our property or assets unless the fair value of our net assets after completion of such transaction shall at least equal the liquidation value of all outstanding shares of preferred stock; or (iii) reacquire or pay any dividends or make any other distribution upon shares of the preference stock or the common stock or any other class of our stock over which the preferred stock has preference with respect to the payment of dividends or the distribution of assets, unless after any such action the sum of (a) the capital represented by our outstanding preference stock, common stock or other stock over which the preferred stock has preference, (b) our earned surplus, and (c) our capital surplus, in each case on an unconsolidated basis, shall not be less than the sum of $10,500,000 plus an amount equal to twice the annual dividend requirement on all outstanding shares of the preferred stock and on any such other stock ranking prior thereto or on a parity therewith.

Preference Stock

        We are authorized to issue 4,000,000 shares of preference stock, which may be issued from time to time in one or more series, each such series to have such distinctive designation or title as may be fixed by the board of directors prior to the issuance of any shares thereof. Each series may differ from each other series already outstanding, as may be declared from time to time by the board of directors, in the following respects: (i) the rate of dividend; (ii) whether shares of preference stock are subject to redemption, and if so, the amount or amounts per share which the shares of such series would be entitled to receive in case of redemption; (iii) the amounts payable in the case of our liquidation, the distribution or sale of our assets or our dissolution or winding up; (iv) terms and conditions of conversion, if any; (v) terms of sinking fund, redemption or purchase account, if any; and (vi) any designations, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions thereof. There are currently no shares of our preference stock outstanding.

Certain Provisions of Westar Energy's Articles and By-laws

        Article XVII of the Articles requires the affirmative vote of the holders of not less than 80% of the outstanding shares of common and preferred stock entitled to vote and the affirmative vote of the holders of not less than a majority of the outstanding shares of stock entitled to vote held by any stockholders other than any stockholder, together with its affiliates and associates, which becomes the beneficial owner of 10% or more of the outstanding shares entitled to vote (an Interested Stockholder), to approve or authorize certain "business combinations" (including any merger, consolidation, self-dealing transaction, recapitalization or reclassification or issuance of stock) with an Interested Stockholder. This Article does not apply to any business combination with an Interested Stockholder (i) that has been approved by a majority of the directors of the company who were members of our board of directors immediately prior to the time an Interested Stockholder involved in a business combination became an Interested Stockholder, or (ii) in which the cash or fair market value of the consideration offered in such Business Combination is not less than the highest price per share paid by the Interested Stockholder in acquiring any of its holdings of each class of our capital stock.

        The Articles and By-laws, as amended (the By-laws) provide for a classified board of directors consisting of not less than seven nor more than fifteen directors. The directors are divided into three classes as nearly equal in number as may be, and directors are elected to serve a term of three years. Under the By-laws, directors may be removed only for cause as set forth therein. Provisions in the By-laws relating to the classified board of directors and removal of directors may only be amended, altered or repealed by the affirmative vote of at least 80% of the outstanding shares entitled to vote in any election.

Description of Debt Securities

        This prospectus describes certain general terms and provisions of our debt securities. The debt securities will be issued under an indenture, which we refer to as the "indenture", dated August 1, 1998 between us and Deutsche Bank Trust Company Americas, formerly known as Bankers Trust Company, as trustee (the trustee). The indenture does not limit the amount of debt securities that can be issued thereunder and provides that the debt securities may be issued from time to time in one or more series pursuant to the terms of one or more securities resolutions or supplemental indentures creating such series.

        We have summarized below the material provisions of the indenture and the debt securities or indicated which material provisions will be described in the related prospectus supplement. These descriptions are only summaries, and you should refer to the indenture itself which describes completely the terms and definitions summarized below and contains additional information about the debt securities.

Terms

        When we offer to sell a particular series of debt securities, we will describe the specific terms of the securities in a prospectus supplement. The prospectus supplement will set forth the following terms, as applicable, of the debt securities offered thereby: (1) the designation, aggregate principal amount, currency or composite currency and denominations; (2) the price at which such debt securities will be issued and, if an index formula or other method is used, the method for determining amounts of principal or interest; (3) the maturity date and other dates, if any, on which principal will be payable; (4) the interest rate (which may be fixed or variable), if any; (5) the date or dates from which interest will accrue and on which interest will be payable, and the record dates for the payment of interest;

(6) the manner of paying principal and interest; (7) the place or places where principal and interest will be payable; (8) the terms of any mandatory or optional redemption by the company or any third party including any sinking fund; (9) the terms of any conversion or exchange; (10) the terms of any redemption at the option of holders or put by the holders; (11) any tax indemnity provisions; (12) if the debt securities provide that payments of principal or interest may be made in a currency other than that in which debt securities are denominated, the manner for determining such payments; (13) the portion of principal payable upon acceleration of a Discounted Debt Security (as defined below); (14) whether and upon what terms debt securities may be defeased; (15) any events of default or covenants in addition to or in lieu of those set forth in the indenture; (16) provisions for electronic issuance of debt securities or for debt securities in uncertificated form; and (17) any additional provisions or other special terms not inconsistent with the provisions of the indenture, including any terms that may be required or advisable under United States or other applicable laws or regulations, or advisable in connection with the marketing of the debt securities.

        Debt securities of any series may be issued as registered debt securities, bearer debt securities or uncertificated debt securities, and in such denominations as specified in the terms of the series.

        In connection with its original issuance, no bearer security will be offered, sold or delivered to any location in the United States, and a bearer security in definitive form may be delivered in connection with its original issuance only upon presentation of a certificate in a form prescribed by the company to comply with United States laws and regulations.

        Registration of transfer of registered debt securities may be requested upon surrender thereof at any agency of the company maintained for that purpose and upon fulfillment of all other requirements of the agent.

        Securities may be issued under the indenture as Discounted Debt Securities to be offered and sold at a substantial discount from the principal amount thereof. Special United States federal income tax and other considerations applicable thereto will be described in the prospectus supplement relating to such Discounted Debt Securities. "Discounted Debt Security" means a security where the amount of principal due upon acceleration is less than the stated principal amount.

Ranking

        The debt securities will be unsecured and will rank on a parity with all of our existing and future unsecured senior debt. The debt securities will be senior to any existing and future indebtedness which by its terms is made subordinate to the debt securities.

        We only have a stockholder's claim on the assets of our subsidiaries. This stockholder's claim is junior to the claims that creditors of our subsidiaries have against our subsidiaries. Holders of our debt securities are our creditors and not creditors of any of our subsidiaries. As a result, all the existing and future liabilities of our subsidiaries, including any claims of their creditors, are effectively senior to the debt securities with respect to the assets of our subsidiaries.

        The debt securities are our obligations exclusively. To the extent that our ability to service our debt, including the debt securities, may be dependent upon the earnings of our subsidiaries, our ability to do so will be dependent on the ability of our subsidiaries to distribute those earnings to us as dividends, loans or other payments.

        The debt securities are unsecured obligations. Our secured debt is effectively senior to the debt securities to the extent of the value of the assets securing such secured debt. Substantially all of our utility assets are subject to liens under the mortgage pursuant to which we have issued our first mortgage bonds.

Certain Covenants

        Any covenants which may apply to a particular series of debt securities will be described in the prospectus supplement relating thereto.

Successor Obligor

        The indenture provides that, unless otherwise specified in the securities resolution or supplemental indenture establishing a series of debt securities, the company shall not consolidate with or merge into, or transfer all or substantially all of its assets to, any person in any transaction in which the company is not the survivor, unless: (1) the person is organized under the laws of the United States or a State thereof or is organized under the laws of a foreign jurisdiction and consents to the jurisdiction of the courts of the United States or a State thereof; (2) the person assumes by supplemental indenture all the obligations of the company under the indenture, the debt securities and any coupons; (3) all required approvals of any regulatory body having jurisdiction over the transaction shall have been obtained; and (4) immediately after the transaction no Default (as defined) exists. The successor shall be substituted for the company, and thereafter all obligations of the company under the indenture, the debt securities and any coupons shall terminate.

Exchange of debt securities

        Registered debt securities may be exchanged for an equal aggregate principal amount of registered debt securities of the same series and date of maturity in such authorized denominations as may be requested upon surrender of the registered debt securities at an agency of the company maintained for such purpose and upon fulfillment of all other requirements of such agent.

Default and Remedies

        Unless the securities resolution or supplemental indenture establishing the series otherwise provides (in which event the prospectus supplement will so state), an "Event of Default" with respect to a series of debt securities will occur if:

          (1)   the company defaults in any payment of interest on any debt securities of such series when the same becomes due and payable and the default continues for a period of 60 days;

          (2)   the company defaults in the payment of the principal and premium, if any, of any debt securities of such series when the same becomes due and payable at maturity or upon redemption, acceleration or otherwise and such default shall continue for five or more days;

          (3)   the company defaults in the payment or satisfaction of any sinking fund obligation with respect to any debt securities of such series as required by the securities resolution or supplemental indenture establishing such series and the default continues for a period of 60 days;

          (4)   the company defaults in the performance of any of its other agreements applicable to the series and the default continues for 90 days after the notice specified below;

          (5)   the company pursuant to or within the meaning of any Bankruptcy Law:

            (A)  commences a voluntary case,

            (B)  consents to the entry of an order for relief against it in an involuntary case,

            (C)  consents to the appointment of a custodian for it or for all or substantially all of its property, or

            (D)  makes a general assignment for the benefit of its creditors;

          (6)   a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

            (A)  is for relief against the company in an involuntary case,

            (B)  appoints a Custodian for the company or for all or substantially all of its property, or

            (C)  orders the liquidation of the company, and the order or decree remains unstayed and in effect for 60 days; or

          (7)   there occurs any other Event of Default provided for in such series.

        The term "Bankruptcy Law" means Title 11, U.S. Code or any similar Federal or State law for the relief of debtors. The term "Custodian" means any receiver, trustee, assignee, liquidator or a similar official under any Bankruptcy Law.

        "Default" means any event which is, or after notice or passage of time would be, an Event of Default. A Default under subparagraph (4) above is not an Event of Default until the trustee or the holders of at least 33 1/3% in principal amount of the series notify the company of the Default and the company does not cure the Default within the time specified after receipt of the notice.

        The trustee may require indemnity satisfactory to it before it enforces the indenture or the debt securities of the series. Subject to certain limitations, holders of a majority in principal amount of the debt securities of the series may direct the trustee in its exercise of any trust or power with respect to such series. Except in the case of Default in payment on a series, the trustee may withhold from securityholders of such series notice of any continuing Default if the trustee determines that withholding notice is in the interest of such Securityholders. The company is required to furnish the trustee annually a brief certificate as to the company's compliance with all conditions and covenants under the indenture.

        The failure to redeem any debt securities subject to a Conditional Redemption (as defined in the indenture) is not an Event of Default if any event on which such redemption is so conditioned does not occur and is not waived before the scheduled redemption date.

        The indenture does not have a cross-default provision. Thus, a default by the company on any other debt, including any other series of debt securities, would not constitute an Event of Default.

Amendments and Waivers

        The indenture and the debt securities or any coupons of the series may be amended, and any default may be waived as follows:

        Unless the securities resolution or supplemental indenture otherwise provides (in which event the applicable prospectus supplement will so state), the debt securities and the Indenture may be amended with the consent of the holders of a majority in principal amount of the debt securities of all series affected voting as one class. Unless the securities resolution or supplemental indenture otherwise provides (in which event the applicable prospectus supplement will so state), a Default on a particular series may be waived with the consent of the holders of a majority in principal amount of the debt securities of the series. However, without the consent of each securityholder affected, no amendment or waiver may (1) reduce the amount of debt securities whose holders must consent to an amendment or waiver, (2) reduce the interest on or change the time for payment of interest on any debt security, (3) change the fixed maturity of any debt security, (4) reduce the principal of any non-Discounted Debt Security or reduce the amount of the principal of any Discounted Debt Security that would be due on acceleration thereof, (5) change the currency in which the principal or interest on a debt security is payable, (6) make any change that materially adversely affects the right to convert any debt security, or (7) waive any Default in payment of interest on or principal of a debt security.

        Without the consent of any securityholder, the indenture or the debt securities may be amended: to cure any ambiguity, omission, defect or inconsistency; to provide for assumption of company obligations to securityholders in the event of a merger or consolidation requiring such assumption; to provide that specific provisions of the indenture shall not apply to a series of debt securities not previously issued; to create a series and establish its terms; to provide for a separate trustee for one or more series; or to make any change that does not materially adversely affect the rights of any securityholder.

Legal Defeasance and Covenant Defeasance

        Debt securities of a series may be defeased in accordance with their terms and, unless the securities resolution or supplemental indenture establishing the terms of the series otherwise provides, as set forth below. The company at any time may terminate as to a series all of its obligations (except for certain obligations, including obligations with respect to the defeasance trust and obligations to register the transfer or exchange of a debt security, to replace destroyed, lost or stolen debt securities and coupons and to maintain paying agencies in respect of the debt securities) with respect to the debt securities of the series and any related coupons and the indenture (legal defeasance). The company at any time may terminate as to a series its obligations with respect to any restrictive covenants which may be applicable to a particular series (covenant defeasance).

        The company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the company exercises its legal defeasance option, a series may not be accelerated because of an Event of Default. If the company exercises its covenant defeasance option, a series may not be accelerated by reference to any covenant which may be applicable to a series.

        To exercise either defeasance option as to a series, the company must (i) irrevocably deposit in trust (the defeasance trust) with the trustee (or another trustee) money or U.S. Government Obligations, deliver a certificate from a nationally recognized firm of independent accountants expressing their opinion that the payments of principal and interest when due on the deposited U.S. Government Obligations, without reinvestment, plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay the principal and interest when due on all debt securities of such series to maturity or redemption, as the case may be, and (ii) comply with certain other conditions. In particular, the company must obtain an opinion of tax counsel that the defeasance will not result in recognition of any gain or loss to holders for Federal income tax purposes.

        "U.S. Government Obligations" means direct obligations of the United States or any agency or instrumentality of the United States, the payment of which is unconditionally guaranteed by the United States, which, in either case, have the full faith and credit of the United States pledged for payment and which are not callable at the issuer's option, or certificates representing an ownership interest in such obligations.

Regarding the Trustee

        Unless otherwise indicated in a prospectus supplement, the indenture trustee will also act as transfer agent and paying agent with respect to the debt securities. The company may remove the indenture trustee with or without cause if the company so notifies the indenture trustee three months in advance and if no Default occurs during the three-month period. The indenture trustee provides services for the company as a depository of funds, registrar, trustee and similar services.

Description of First Mortgage Bonds

        The first mortgage bonds will be issued under and secured by the Mortgage and Deed of Trust, dated July 1, 1939, between us and BNY Midwest Trust Company, as successor to Harris Trust and

Savings Bank, as trustee (the trustee), as supplemented and amended by supplemental indentures. The original mortgage, as so supplemented and amended, we will refer to as the mortgage. All the first mortgage bonds issued or issuable under the mortgage are referred to as the "bonds." We have summarized below the material provisions of the mortgage and the bonds or indicated which material provisions will be described in the related prospectus supplement. These descriptions are only summaries, and you should refer to the mortgage itself which describes completely the terms and definitions summarized below and contains additional information about the bonds.

Issuance of Additional Bonds

        The bonds, when issued may rank equally with the bonds of other series then outstanding, and may be issued having dates, maturities, interest rates, redemption prices and other terms as may be determined by our board of directors. Additional bonds may be issued under the mortgage in principal amounts not exceeding the sum of:

          (1)   60% (so long as any bonds issued prior to January 1, 1997 remain outstanding, and thereafter 70%) of the net bondable value of property additions not subject to an unfunded prior lien;

          (2)   the principal amount of bonds retired or to be retired (except out of trust monies); and

          (3)   the amount of cash deposited with the trustee for such purpose, which may thereafter be withdrawn upon the same basis that additional bonds are issuable under (1) or (2) above.

        Additional bonds may not be issued on the basis of property additions subject to an unfunded prior lien.

        In addition to the restrictions discussed above, so long as any bonds issued prior to January 1, 1997 remain outstanding, additional bonds may not be issued unless our unconsolidated net earnings available for interest, depreciation and property retirements for a period of any 12 consecutive months during the period of 15 calendar months immediately preceding the first day of the month in which the application for authentication and delivery of additional bonds is made shall have been not less than the greater of two times the annual interest charges on, and 10% of the principal amount of, all bonds then outstanding, all additional bonds then applied for, all outstanding prior lien bonds and all prior lien bonds, if any, then being applied for.

        The net earnings test referred to in the previous paragraph need not be satisfied to issue additional bonds:

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  on the basis of property additions subject to an unfunded prior lien which simultaneously will become a funded prior lien, if application for the issuance of the additional bonds is made at any time after a date two years prior to the date of the maturity of the bonds secured by the prior lien, and

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  on the basis of the payment at maturity of bonds heretofore issued by us, or the redemption, conversion or purchase of bonds, after a date two years prior to the date on which those bonds mature.

        We have reserved the right to amend the mortgage to eliminate the foregoing requirement. See "—Modification of the Mortgage."

Release and Substitution of Property

        The mortgage provides that, subject to various limitations, property may be released from the lien thereof on the basis of cash deposited with the trustee, bonds or purchase money obligations delivered to the trustee, prior lien bonds delivered to the trustee, or unfunded net property additions certified to the trustee. The mortgage also permits the withdrawal of cash against the certification to the trustee of gross property additions at 100%, or the net bondable value of property additions at 60% (so long as any bonds issued prior to January 1, 1997 remain outstanding, and thereafter 70%), or the deposit with the trustee of bonds we have acquired. The mortgage contains special provisions with respect to the release of all or substantially all of our gas and electric properties. We have reserved the right to amend the mortgage to change the release and substitution provisions. See "—Modification of the Mortgage."

Priority and Security

        The bonds when issued, will be secured, equally and ratably with all of the bonds now outstanding or hereafter issued under the mortgage, by the lien on substantially all of our fixed property and franchises purported to be conveyed by the mortgage including after-acquired property of the character intended to be mortgaged property, subject to the exceptions referred to below, to certain minor leases and easements, permitted liens, exceptions and reservations in the instruments by which we acquired title to our property and the prior lien of the trustee for compensation, expenses and liability.

        Excepted from the lien of the mortgage are:

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  cash and accounts receivable;

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  contracts or operating agreements;

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  securities not pledged under the mortgage;

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  electric energy, gas, water, materials and supplies held for consumption in operation or held in advance of use for fixed capital purposes; and

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  merchandise, appliances and supplies held for resale or lease to customers.

        There is further expressly excepted any property of any other corporation, all the securities of which may be owned or later acquired by us. The lien of the mortgage does not apply to property of KGE so long as KGE remains our wholly owned subsidiary, to the stock of KGE owned by us or to the stock of any of our other subsidiaries. The mortgage permits our consolidation or merger with, or the conveyance of all or substantially all of our property to, any other corporation; provided, that the successor corporation assumes the due and punctual payment of the principal and interest on the bonds of all series then outstanding under the mortgage and assumes the due and punctual performance of all the covenants and conditions of the mortgage.

Ranking

        We only have a stockholder's claim on the assets of our subsidiaries. This stockholder's claim is junior to the claims that creditors of our subsidiaries have against our subsidiaries. Holders of our bonds are our creditors and not creditors of any of our subsidiaries. As a result, all the existing and future liabilities of our subsidiaries, including any claims of their creditors, are effectively senior to the bonds with respect to the assets of our subsidiaries.

        The bonds are our obligations exclusively. To the extent that our ability to service our debt, including the bonds, may be dependent upon the earnings of our subsidiaries, our ability to do so will be dependent on the ability of our subsidiaries to distribute those earnings to us as dividends, loans or other payments.

Modification of the Mortgage

        The mortgage may be modified or altered, subject to our rights and obligations and the rights of holders of bonds, by the written consent of the holders of at least 60% in principal amount of all of the bonds outstanding thereunder, and, if the rights of one or more, but less than all, series of bonds then outstanding are to be affected by action taken pursuant to such consent, then also by consent of the holders of at least 60% in principal amount of each series of bonds so affected. No modification or alteration may be made which will permit the extension of the time or times of payment of the principal of, and premium, if any, or interest (including additional interest) on any bond or a reduction in the rate of interest thereon, or otherwise affect the terms of payment of the principal of, and premium, if any, or interest (including additional interest) on any bond or a reduction in the rate of interest thereon or reduce the percentages required for the taking of any action thereunder. Bonds owned by us or any affiliated corporation are excluded for the purpose of any vote, determination of a quorum or consent.

        The mortgage also provides that without the consent of any holder of any bond issued thereunder, the right of such holder to receive payment of the principal of, and premium, if any, or interest (including additional interest) on, on or after the respective due dates expressed in such bond, or to institute suit for the enforcement of any payment on or after such respective due dates shall not be impaired or affected.

        We have reserved the right, subject to appropriate corporate action, but without the consent or other action of holders of bonds of any series created after January 1, 1997, to make amendments to the mortgage to permit, unless an event of default shall have happened and be continuing, or shall happen as a result of making or granting an application:

          1.     the release from the lien of the mortgage of any mortgaged property if the fair value of all of the property constituting the trust estate (excluding the mortgaged property to be released but including any mortgaged property to be acquired by us with the proceeds of, or otherwise in connection with, such release) equals or exceeds an amount equal to 10/7ths of the aggregate principal amount of outstanding bonds and any prior lien bonds outstanding at the time of such release;

          2.     in the event we are unable to obtain a release of property as described in clause (1), the release from the lien of the mortgage of any property constituting part of the trust estate if the fair value thereof is less than 1/2 of 1% of the aggregate principal amount of bonds and prior lien bonds outstanding at the time of such release; provided, that the property released pursuant to this clause (2) in any period of 12 consecutive calendar months shall not exceed 1% of such bonds and prior lien bonds;

          3.     the deletion of the net earnings test for the issuance of additional bonds or merging into another company;

          4.     the deletion of a financial test to be met by another corporation in the event of our consolidation or merger into or our sale of our property as an entirety or substantially as an entirety to such other corporation; and

          5.     the deletion of the requirement to obtain an independent engineer's certificate in connection with certain releases of property from the lien of the mortgage.

Events of Default

        An event of default under the mortgage includes:

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  default in the payment of the principal of any bond when the same shall become due and payable, whether at maturity or otherwise;

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  default continuing for 30 days in the payment of any installment of interest on any bond or in the payment or satisfaction of any sinking fund obligation;

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  default in performance or observance of any other covenant, agreement or condition in the mortgage continuing for a period of 60 days after written notice to us thereof by the trustee or by the holders of not less than 15% of the aggregate principal amount of all bonds then outstanding;

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  failure to discharge or stay within 30 days a final judgment against us for the payment of money in excess of $100,000; and

  •
  certain events in bankruptcy, insolvency or reorganization.

        The trustee is required, within 90 days after the occurrence thereof, to give to the holders of the bonds notice of all defaults known to the trustee unless such defaults shall have been cured before the giving of such notice; provided, however, that except in the case of default in the payment of the principal of, and premium, if any, or interest (including additional interest) on any of the bonds, or in the payment or satisfaction of any sinking or purchase fund installment, the trustee shall be protected in withholding notice if and so long as the trustee in good faith determines that the withholding of notice is in the interests of the holders of the bonds. The trustee is under no obligation to defend or initiate any action under the mortgage which would result in the incurring of non-reimbursable expenses unless one or more of the holders of any of the outstanding bonds furnishes the trustee with reasonable indemnity against such expenses. In the event of a default, the trustee is not required to act unless requested to act by holders of at least 25% in aggregate principal amount of the bonds then outstanding. In addition, a majority of the holders of the bonds have the right to direct all proceedings under the mortgage provided the trustee is indemnified to its satisfaction.

Global Securities

        We may issue the debt securities and bonds of any series in the form of one or more fully registered global securities that will be deposited with a depositary or with a nominee for a depositary identified in the prospectus supplement relating to such series and registered in the name of the depositary or its nominee. In that case, one or more global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal or face amount of outstanding registered securities of the series to be represented by such global securities. Unless and until the depositary exchanges a global security in whole for securities in definitive registered form, the global security may not be transferred except as a whole by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any of its nominees to a successor of the depositary or a nominee of such successor.

        If not described below, any specific terms of the depositary arrangement with respect to any portion of a series of securities to be represented by a global security will be described in the prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

        Ownership of beneficial interests in a global security will be limited to persons that have accounts with the depositary for such global security ("participants") or persons that may hold interests through participants. Upon the issuance of a global security, the depositary for such global security will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal or face amounts of the securities represented by such global security beneficially owned by such participants. The accounts to be credited shall be designated by any dealers, underwriters or agents participating in the distribution of such securities. Ownership of beneficial interests in such global security will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the depositary for such global security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in global securities. So long as the depositary for a global security, or its nominee, is the registered owner of such global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such global security for all purposes under the indentures or a supplemental indenture under the mortgage. Except as set forth below, owners of beneficial interests in a global security will not be entitled to have the securities represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of such securities in definitive form and will not be considered the owners or holders thereof under the indentures or a supplemental indenture under the mortgage. Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of the depositary for such global security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under either indenture. We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a global security desires to give or take any action which a holder is entitled to give or take under either the indenture or a supplemental indenture under the mortgage, the depositary for such global security would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

        Principal, premium, if any, and interest payments on debt securities or bonds represented by a global security registered in the name of a depositary or its nominee will be made to such depositary or its nominee, as the case may be, as the registered owner of such global security. We and the trustees or any of our or their agents will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        We expect that the depositary for any debt securities or bonds represented by a global security, upon receipt of any payment of principal, premium, interest or other distribution of underlying securities or commodities to holders in respect of such global security, will immediately credit participants' accounts in amounts proportionate to their respective beneficial interests in such global security as shown on the records of such depositary. We also expect that payments by participants to owners of beneficial interests in such global security held through such participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

        If the depositary for any debt securities or bonds represented by a global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, and we do not appoint a successor depositary registered as a clearing agency under the Exchange Act within 90 days, we will issue such debt securities or bonds in definitive form in exchange for such global security. In addition, we may at any time and in our sole discretion determine not to have any of the debt securities or bonds of a series represented by one or more global securities and, in such event, will issue debt securities or bonds of such series in definitive form in exchange for all of the global security or securities representing such debt securities or bonds. Any debt securities or bonds issued in definitive form in exchange for a global security will be registered in such name or names as the depositary shall instruct the relevant trustee. We expect that such instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in such global security.

Plan of Distribution

        We may sell the securities being offered hereby in four ways:

  •
  directly to purchasers;

  •
  through agents;

  •
  through underwriters; and

  •
  through dealers.

        We may directly solicit offers to purchase securities, or we may designate agents to solicit such offers. We will, in the prospectus supplement relating to such offering, name any agent that could be viewed as an underwriter under the Securities Act of 1933 and describe any commissions we must pay. Any such agent will be acting on a best efforts basis for the period of its appointment or, if indicated in the applicable prospectus supplement, on a firm commitment basis. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

        If any underwriters or agents are utilized in the sale of the securities in respect of which this prospectus is delivered, we will enter into an underwriting agreement or other agreement with them at the time of sale to them, and we will set forth in the prospectus supplement relating to such offering their names and the terms of our agreement with them.

        If a dealer is utilized in the sale of the securities in respect of which the prospectus is delivered, we will sell such securities to the dealer, as principal. The dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale.

        Remarketing firms, agents, underwriters and dealers may be entitled under agreements which they may enter into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, and may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

        In order to facilitate the offering of the securities, any underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the securities or any other securities the prices of which may be used to determine payments on such securities. Specifically, any underwriters may overallot in connection with the offering, creating a short position for their own accounts. In addition, to cover overallotments or to stabilize the price of the securities or of any such other securities, the underwriters may bid for, and purchase, the securities or any such other securities in the open market. Finally, in any offering of the securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the securities in the offering if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. Any such underwriters are not required to engage in these activities, and may end any of these activities at any time.

Legal Matters

        As to matters governed by Kansas Law, Larry D. Irick, Vice President, General Counsel and Corporate Secretary of Westar Energy and, as to matters governed by New York law, Davis Polk & Wardwell will pass upon the validity of the securities to be offered by this prospectus. Mr. Irick is a Westar Energy stockholder and holder of restricted share units.

Experts

        The financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated by reference herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to changes in the Company's accounting policies: in 2003 the Company changed its method of accounting for asset retirement obligations and consolidation of variable interest entities; its method of accounting for goodwill and other intangible assets, and impairment of long-lived assets in 2002; and accounting for derivative contracts and hedging activities in 2001), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements of ONEOK, Inc. and its subsidiaries incorporated by reference in this prospectus from the Company's Annual Report on Form 10-K for the year ended December 31, 2003 and 2002 and for each of the years in the three year period ended December 31, 2003 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP refers to a change in accounting for asset retirement obligations, stock-based compensation, and contracts involved in energy trading and risk management activities in 2003, for goodwill and other intangible assets in 2002, and for derivative instruments and hedging activities in 2001.

About This Prospectus

        This prospectus is part of one or more registration statements that we filed with the Securities and Exchange Commission utilizing a shelf registration process. Under this process, we may, from time to time, sell the debt securities, bonds and common stock described in this prospectus in one or more offerings with a total offering price not to exceed $400,000,000 in the case of our debt securities, $500,000,000 in the case of our bonds and no more than 14,000,000 shares of our common stock.

Where You Can Find More Information

        We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document we file with the SEC at its public reference facility at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying costs. Please call the SEC at 1-800-SEC-0330 for further information regarding its public facilities. Our SEC filings, including the complete registration statement of which this prospectus is a part and all of the exhibits to it are also available to the public from the SEC's website at http://www.sec.gov.

        The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those previously filed documents. The information incorporated by reference in this prospectus is considered to be part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until we sell all of the securities we are offering. Any statement contained in a previously filed document incorporated by reference into this prospectus is deemed to be modified or superceded for purposes of this prospectus to the extent that a statement contained in this prospectus, or in a subsequently filed document also incorporated by reference in this prospectus, modifies or supercedes that statement:

          (a)   Our Annual Report on Form 10-K for the year ended December 31, 2003; and

          (b)   Our Current Reports on Form 8-K filed February 17, 2004, February 26, 2004 and March 16, 2004.

          You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Westar Energy, Inc.
818 South Kansas Avenue
Topeka, Kansas 66612
Attn: Investor Relations
(785) 575-1898

$

Westar Energy, Inc.

First Mortgage Bonds,    % Series Due 2014

PROSPECTUS SUPPLEMENT
June    , 2004

Citigroup
Credit Suisse First Boston
JPMorgan

Barclays Capital
Deutsche Bank Securities
Lehman Brothers
Wachovia Securities
Wedbush Morgan Securities Inc.

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TABLE OF CONTENTS
PROSPECTUS SUPPLEMENT SUMMARY
Our Company
Our Strategy
Our Electric Utility Operations
Significant Business Developments
The Offering
USE OF PROCEEDS
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF NEW BONDS
UNDERWRITING
LEGAL MATTERS
Table of Contents
Prospectus Summary
Disclosure About Forward-Looking Statements
Risk Factors
Use of Proceeds
Ratio Of Earnings To Fixed Charges
Dividend Policy
Description of Capital Stock
Certain Provisions of Westar Energy's Articles and By-laws
Description of Debt Securities
Description of First Mortgage Bonds
Global Securities
Plan of Distribution
Legal Matters
Experts
About This Prospectus
Where You Can Find More Information